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                               March 8, 2024

       Bradley Gray
       Chief Financial Officer
       Diversified Energy Company plc
       1600 Corporate Drive
       Birmingham, Alabama 35242

                                                        Re: Diversified Energy
Company plc
                                                            Schedule TO-I filed
February 26, 2024
                                                            Response letter
dated March 6, 2024
                                                            File No. 005-94334

       Dear Bradley Gray:

              We have reviewed your filing and your response letter dated March 6, 2024 and have the following comment. Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

       Schedule TO-I filed February 26, 2024

       General

   1. We note your response to prior comment 1 and reissue the comment in full. As discussed with counsel, due to
the limitation on participation in the Tender Offer, the Tender Offer does not comply with
the all-holders requirement of Rule 13e-4(f)(8)(i), which requires that the Tender Offer
be open to all target security holders, rather than just record holders.
                                                        Refer to footnote 35 of
Exchange Act Release No. 23421 (July 11, 1986).
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Bradley Gray
Diversified Energy Company plc
March 8, 2024
Page 2

      Please direct any questions to Blake Grady at 202-551-8573 or Christina Chalk at 202-
551-3263.



                                                          Sincerely,
FirstName LastNameBradley Gray
                                                          Division of
Corporation Finance
Comapany NameDiversified Energy Company plc
                                                          Office of Mergers &
Acquisitions
March 8, 2024 Page 2
cc:       David Miller, Esq.
FirstName LastName